Mail Stop 4561

February 6, 2008

Nevaeh Enterprises Ltd.
c/o Mail Link LLC
848 N. Rainbow Blvd.
Las Vegas, NV 89107

      Re: **Nevaeh Enterprises Ltd.**
              Amendment No. 3 to Registration Statement on Form SB-2
              Filed on February 4, 2008
              File No. 333-144681

Ladies and Gentlemen:

      We have completed our review of your filing and have no further comments at this time on the specific issues raised.

      If you have questions, please call David L. Orlic at (202) 551-3503, or, if you require further assistance, me at (202) 551-3462.

                              Sincerely,

                              Mark P. Shuman
                              Branch Chief-Legal

cc: Via facsimile: 011-8620-3885-1164